Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Orbital Corporation Ltd

4 Whipple Street

Balcatta

Western Australia 6021

Date of lodgement:

11-Mar-2008

Title:

Open Briefing®. Orbital Corp. CEO & CFO on H1 Results & Outlook

Record of interview:

corporatefile.com.au

Orbital Corporation Limited recently forecast a profitable second half and full year after posting a reduced net loss of $389,000 for the first half ended December 2007.  How is the company tracking against this forecast and what are the main risks to achieving it?

CEO Rod Houston

The main risks are the level of revenue in our Synerject manufacturing joint venture with Siemens VDO, which is always seasonal and will be influenced by demand from the recreational markets in the US, as well as of course the US dollar exchange rate.  However, the second half is traditionally stronger for Synerject as marine and motorcycle customers build product for the northern hemisphere summer.

In Engineering Services, demand will also have an influence, but so far we’re on track and the strength of our order book gives us confidence.

corporatefile.com.au

Synerject generated positive operating cash flow for the first half of US$0.3 million despite start-up costs relating to the new manufacturing facility in China.  What is the growth outlook for Synerject and what opportunities do you see arising from expansion into Asian markets?

CFO Keith Halliwell

Our projections show that the total value of the global engine management systems market for Motorcycles and Recreational products could expand significantly from today’s figure of approximately $400 million to nearly $1.5 billion over the next 4-5 years.  Most of this growth will occur in Asia, driven by stronger emissions legislation across Taiwan, China and ultimately India.

Synerject’s investment in China forms a key part of Orbital’s long-term strategy to take part in this growing engine management system market in the future, as well as to retain and potentially increase Synerject’s current market share of this overall market.  The growth outlook for all the Asian markets is strong, with the Taiwanese motorcycle market in particular becoming a good near-term market because of the status of emissions legislation in that country.  We expect growth momentum to build steadily in China and India as well, as their emissions regimes change.

corporatefile.com.au

During the first half Synerject paid its first dividend to its parent companies of US$840,000 each.  What period did the Synerject dividend relate to and what is the outlook for dividends from Synerject business going forward?

CFO Keith Halliwell

The dividend related to the 2007 financial year and the outlook is positive for future dividends.  Synerject can pay the dividend in half-yearly instalments, subject to directors’ approval, however given that the business generally has a strong second half, it’s more likely that the dividend will continue to take the form of a single payment after the annual result is released.

corporatefile.com.au

You’ve indicated that the first shipment of low cost “M3” electronic control units (ECU) from the Synerject plant in China is now underway.  What is the nearer-term outlook for sales of the M3?  Can you comment on the anticipated rate of transition to engine management systems in the Chinese market?

CEO Rod Houston

As I mentioned, we believe that Taiwan and Europe, which have more advanced emissions legislation, will be the key initial markets for the up-take of the M3 ECU from Synerject’s plant in China.  The rate at which the Chinese market will transition to engine management systems is still difficult to predict near term, as the full impact of the new 2008 emissions regulations haven’t been fully absorbed by manufacturers.  However, in the longer term, the tighter emission standards, together with China’s newly proposed fuel consumption targets for motorcycles, will continue to be the key drivers of demand for new engine technology, including electronic fuel injection and engine management systems.

Of course it’s important always to remember that the incumbent carburettor won’t disappear overnight, as this market is very cost sensitive.  The challenge will be to deliver the most cost effective solution.

corporatefile.com.au

Orbital had cash on hand of $9.4 million at the end of December and cash reserves of $10.5 million at the end of January.  The exercise date for Orbital’s option to maintain its 50 percent ownership of Synerject is June 30, when you will have to pay Siemens VDO US$4 million.  Will you have an adequate cash buffer following this payment?

CFO Keith Halliwell

It’s the directors’ current intent to maintain our 50 percent ownership of Synerject.  We consider this to be a valuable asset with exciting growth potential, and we have sufficient cash reserves to take up the option.  Once the option is exercised, payment will fall due in the first half of next financial year.

Based on our current projections, we can comfortably cover this payment to secure our continued participation in this high-quality growth business while at the same time meeting all of our other obligations.

corporatefile.com.au

Orbital’s Engineering Services business booked revenue of $6.6 million in the first half, down from $7.0 million in the previous corresponding period, but up from $5.6 million in the six months to June 2007.  You’ve said the order book stood at $7 million at the end of January.  To what extent will these orders translate into revenue in the current second half?

CFO Keith Halliwell

It’s worth noting that the first half would have been in line with the previous year, but for the strong Australian dollar.

We expect that a significant amount of the order book will be delivered in the next six to nine months.  Also, our continuing sales efforts will obviously feed the order book during the remainder of the second half, and some of that will be translated into revenue in the next four months.

corporatefile.com.au

The company has commenced some significant new programs within Engineering Services, including major contracts in Australia.  What demand trends are emerging in this business and what will be its key growth drivers moving forward?

CEO Rod Houston

The growth drivers of the business continue to be stronger toxic emissions legislation around the world and, more recently, the increased concern about greenhouse gases and ultimately fuel consumption reduction.

We’re focussed on diversifying our engineering capability and technology offerings in those areas and that’s opened up a number of new opportunities.  For example, our FlexDI technology has created opportunities for us in new areas of the auto and non-auto market.

We’re also seeing a stronger push for the use of alternative fuels such as compressed natural gas (CNG).  In Australia, the use of natural gas in heavy duty truck fleets has shown the potential to generate significant economic benefits as well as greenhouse gas reductions.  We’ve just completed a large engineering program in this area, and we’re continuing to assess the potential of this particular market for both our Engineering Services and our technology.

corporatefile.com.au

You launched the FlexDI brand at your AGM in October last year.  What has been the feedback from this initiative so far and what is the potential contribution of FlexDI to the growth of the Engineering Services division?

CEO Rod Houston

The potential contribution isn’t something we could put an order of magnitude on at this early stage.  However, the feedback from customers regarding our FlexDI initiative has been very good.  We’ve focused our effort so far on the emerging markets in China and South America, and that’s yielded a significant number of leads and opportunities for Engineering Services and for future FlexDI applications.

corporatefile.com.au

The Engineering Services business booked a pre-tax profit of $1.8 million in the first half compared with $2.0 million in the previous corresponding period.  You’ve indicated that Engineering costs were flat year on year, with overheads reduced.  What scope do you have to continue developing new products such as FlexDI without adding materially to costs?

CEO Rod Houston

The development of new technology such as FlexDI has been a key part of our long-term commitment to, and investment in, growth.  The evolution of existing products such as FlexDI and other new emerging technologies can be managed within the constraints of our current R&D budgets.

corporatefile.com.au

Orbital’s Royalty and Licence income was relatively steady at $1.0 million in the first half, with increased royalty volumes partially offset by the stronger Australian Dollar.  What is the outlook for Royalty and Licence income for the remainder of the year?

CEO Rod Houston

We anticipate an overall increase in Royalty and Licence income for the full year.  The final results will be influenced by the strength of the Australian dollar and the increase in volumes out of India for the Bajaj autorickshaw.

corporatefile.com.au

What are your current priorities in relation to the growth and development of Orbital?  Can you elaborate on your strategy of positioning the company as a provider of innovative solutions for a cleaner world?

CEO Rod Houston

Orbital’s first priority is to ensure it focuses on enhancing our three current revenue streams: Engineering Services, Royalties and Licences, and Synerject.  In

addition, we see opportunities from the increased interest in alternative fuels such as CNG which can provide significant economic and environmental benefits.

Going forward, the company needs to position itself as a fully integrated supplier and developer of clean energy solutions for a global customer base. This may see the addition of further joint ventures or acquisitions where they’re appropriate and make sense.

corporatefile.com.au

Earlier today you announced the appointment of Professor Vijoleta Braach-Maksvytis and Dr Merv Jones to the Board. What is the significance of these appointments?

CEO Rod Houston

Our Chairman, Mr. Peter Day, indicated at the last Annual General Meeting that we had an on-going board renewal process as part of preparing our company for the future. Today’s announcement is a key step in this process. We are very happy to have these high calibre people join the Board, which will add significant levels of knowledge and experience in the areas of commercialisation and new market development in Asia.

corporatefile.com.au

Thank you Rod and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Rod Houston on (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.